As filed with the Securities and Exchange Commission on June 29, 2017
Registration No. 333-209128

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 3
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
Cole Office & Industrial REIT (CCIT III), Inc.
(Exact Name of Registrant as Specified in its Governing Instruments)

2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016
(602) 778-8700
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Glenn J. Rufrano
Chief Executive Officer and President
Cole Office & Industrial REIT (CCIT III), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016
(602) 778-8700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lauren Burnham Prevost, Esq. Heath D. Linsky, Esq. Seth K. Weiner, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 (404) 233-7000	Lauren Goldberg, Esq. Cole Capital 2325 East Camelback Road, Suite 1100 Phoenix, Arizona 85016 (602) 778-8700

Approximate date of commencement of proposed sale to the public:     This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☑ Registration No. 333-209128
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑
Smaller reporting company	☐	Emerging growth company	☑	(Do not check if a smaller reporting company)
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☑
_______________________________________
Explanatory Note
This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (Registration No. 333-209128) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement.  No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II
Information Not Required in the Prospectus

Item 36.    Financial Statements and Exhibits

(b) Exhibits: The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
3.3	Articles of Amendment to the Articles of Amendment and Restatement of Cole Office & Industrial REIT (CCIT III), Inc. dated June 22, 2017.
10.13
First Amendment to the Advisory Agreement between Cole Office & Industrial REIT (CCIT III), Inc. and Cole Corporate Income Advisors III, LLC dated June 23, 2017 (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 333-209128), filed on June 23, 2017).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Post-Effective Amendment No. 3 to its Registration Statement and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 29th day of June, 2017.

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Glenn J. Rufrano	Chief Executive Officer, President	June 29, 2017
Glenn J. Rufrano	and Director (Principal Executive Officer)

/s/ Nathan D. DeBacker	Chief Financial Officer	June 29, 2017
Nathan D. DeBacker	and Treasurer (Principal Financial Officer)

/s/ Jeffrey R. Smith	Vice President of Accounting	June 29, 2017
Jeffrey R. Smith	(Principal Accounting Officer)

*	Independent Director and Non-Executive	June 29, 2017
Stephen O. Evans	Chairman of the Board of Directors

*	Independent Director	June 29, 2017
Howard A. Silver

* By:	/s/ Nathan D. DeBacker
Nathan D. DeBacker
Attorney-in-Fact

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